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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED / PROCESSING
MAR 0 1 2004
WASH. D.C. SECTION

SEC FILE NUMBER
8- 47071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oakes Fitzwilliams & Co., LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Hill Street

(No. and Street)

London	England	WIJ 5LJ
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Oakes   011-44-207-355-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC

(Name — if individual, state last, first, middle name)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Herbert Oakes_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o
____Oakes Fitzwilliams & Co., LP_____, as o

__December 31,_____, ____2003__, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

(Timothy O'Callaghan)

Solicitor.

ARNOLD FOOKS CHADWICK
15 BOLTON STREET
LONDON W1J 8AR
Tel: 020 7499 3007 Fax: 020 7499 3863

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003





Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
 Oakes, Fitzwilliams & Co., L.P.

We have audited the accompanying statement of financial condition of Oakes, Fitzwilliams & Co., L.P. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oakes, Fitzwilliams & Co., L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 24, 2004

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	14,291
Receivable from partner		378,625
Receivable from affiliate		650
Fixed assets, net of accumulated depreciation of $94,113		4,161
Other assets		3,300
TOTAL ASSETS	$	401,027

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses payable	$	760
Due to Affiliate		5,022
TOTAL LIABILITIES		5,782
PARTNERS' CAPITAL		395,245
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	401,027

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Oakes, Fitzwilliams & Co., L.P. (the "Partnership"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In this capacity, it provides investment banking and other financial consulting services.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The Partnership's net income or loss is allocated to the General Partner and Limited Partners in accordance with the terms of the Limited Partnership Agreement.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for using accelerated methods over the estimated useful lives of the related property.

3. RECEIVABLE FROM PARTNER

The receivable from partner is a $325,000 loan, which bears interest at the rate of 6% per annum.

4. PROVISION FOR INCOME TAXES

No provision for federal or state taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax. The financial statements reflect an amount for this expense.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company transacts limited business and carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $8,509, which exceeded the minimum requirement of $5,000 by $3,509. The Company's ratio of aggregate indebtedness to net capital was .68 to 1.

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

February 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W. - Mail Stop 2-8
Washington, D. C. 20549

Re: Oakes, Fitzwilliams & Co. L.P.
Audit Date: December 31, 2003

Gentlemen:

On behalf of the above client, I enclose two copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2003 and Independent Auditors' Supplementary Report on Internal Accounting Control

2. Statement of Financial Condition (separately bound)

Since a separately bound copy of the Statement of Financial Condition is enclosed, my client requests confidential treatment of the Rule pursuant to Rule 17a-5(e)(3).

Very truly yours,

Barbara Halpern

Barbara Halpern

enclosures